Consolidated Statements of Financial Position [unaudited]
As at July 31 with comparatives at October 31 [millions of US dollars]	2007	2006 (Revised Note 7)
Assets
Current
Cash and cash equivalents	$224	$253
Short-term investments	90	135
Accounts receivable	265	229
Unbilled revenue	110	121
Inventories	124	86
Income taxes recoverable	54	42
Prepaid expenses and other	25	21
Assets held for sale [note 7]	1	196
	893	1,083

Property, plant and equipment	356	339
Future tax assets	5	37
Long-term investments and other	233	170
Goodwill	784	417
Intangibles	563	338
Total assets	$2,834	$2,384

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$330	$239
Deferred revenue	88	93
Income taxes payable	54	8
Future tax liabilities	9	-
Current portion of long-term debt	93	20
Liabilities related to assets held for sale [note 7]	-	114
	574	474

Long-term debt	294	374
Deferred revenue	16	17
Other long-term obligations	26	23
Future tax liabilities	145	82
Minority interest	1	-
	$1,056	$970
Shareholders’ equity
Share capital [note 5]	499	572
Retained earnings	930	495
Cumulative translation adjustment	n/a	347
Accumulated other comprehensive income [note 4]	349	n/a
	1,778	1,414
Total liabilities and shareholders’ equity	$2,834	$2,384
See accompanying notes
n/a – Not applicable.  Effective November 1, 2006, certain new accounting pronouncements issued by the Canadian Institute of Chartered Accountants (CICA) were adopted by the Company (see note 3).  Certain financial statement categories were rendered not applicable by these new pronouncements.

Consolidated Statements of Income
[unaudited]

	Three months to July 31		Nine months to July 31
[millions of US dollars, except per share amounts]	2007	2006 (Revised Note 7)	2007	2006 (Revised Note 7)
Net revenues	$321	$258	$844	$742
Cost of revenues	(192)	(174)	(516)	(475)
Selling, general and administration	(74)	(61)	(194)	(166)
Research and development [note 8]	(9)	(5)	(21)	(11)
Depreciation and amortization	(28)	(16)	(65)	(45)
Restructuring charges - net [note 9]	(3)	(2)	(44)	(4)
Other income (expenses) – net [note 11]	(2)	5	(68)	(7)
Equity earnings	-	-	-	(4)
Operating income (loss)	13	5	(64)	30
Interest expense	(6)	(4)	(20)	(11)
Dividend and interest income	4	4	18	7
Income (loss) from continuing operations before income taxes	11	5	(66)	26
Income taxes recovery (expense) [note 16]	(3)	(2)	15	(11)
Income (loss) from continuing operations	8	3	(51)	15
Income (loss) from discontinued operations - net of tax [note 7]	(1)	16	808	65
Net income	$7	$19	$757	$80
Basic earnings (loss) per share [note 10]
- from continuing operations	$0.07	$0.02	$(0.37)	$0.11
- from discontinued operations	(0.01)	0.11	5.99	0.45
Basic earnings per share	$0.06	$0.13	$5.62	$0.56
Diluted earnings (loss) per share [note 10]
- from continuing operations	$0.07	$0.02	$(0.38)	$0.11
- from discontinued operations	(0.01)	0.11	5.98	0.45
Diluted earnings per share	$0.06	$0.13	$5.60	$0.56
See accompanying notes

Consolidated Statements of Retained Earnings
[unaudited]

	Three months to July 31		Nine months to July 31
[millions of US dollars]	2007	2006	2007	2006
Retained earnings, beginning of period	$923	$438	$495	$385
Net income	7	19	757	80
Repurchase of shares	-	-	(318)	-
Dividends – cash	-	(4)	(3)	(10)
Dividends – stock	-	(1)	(1)	(3)
Retained earnings, end of period	$930	$452	$930	$452
See accompanying notes

Consolidated Statements of Comprehensive Income
[unaudited]

	Three months to July 31	Nine months to July 31
[millions of US dollars]	2007	2007
Net income	$7	$757
Other comprehensive income (loss) – net of income tax:
Unrealized gains on derivatives designated as cash flow hedges, net of tax	-	4
Reclassification of losses on derivatives designated as cash flow hedges to net income	-	(2)
Unrealized gains on translation of debt designated as a hedge of self-sustaining foreign operations, net of tax	10	(7)
Foreign currency translation losses on self- sustaining foreign operations	(14)	(18)
Translation gains resulting from the application of US dollar reporting	16	25
Other comprehensive income	12	2
Comprehensive income	$19	$759
See accompanying notes

Consolidated Statements of Cash Flows
[unaudited]

	Three months to July 31		nine months to July 31
[millions of US dollars]	2007	2006 (Revised Note 7	2007	2006 (Revised Note 7)
Operating activities
Net income	$7	$19	$757	$80
Income (loss) from discontinued operations – net of tax	(1)	16	808	65
Income (loss) from continuing operations	8	3	(51)	15
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations [note 13]
Items not affecting current cash flow	41	17	136	49
Changes in non-cash working capital balances relating to operations	(41)	(24)	29	(77)
Cash provided by (used in) operating activities of continuing operations	8	(4)	114	(13)
Cash provided by (used in) operating activities of discontinued operations	1	17	(52)	51
	9	13	62	38
Investing activities
Acquisitions [note 6]	2	-	(601)	-
Purchase of intangibles	(1)	-	(1)	-
Increase in deferred development charges	(5)	(3)	(7)	(6)
Proceeds from MAPLE transaction	-	-	-	24
Purchase of property, plant and equipment [note 14]	(28)	(17)	(45)	(39)
Proceeds on sale of short-term investments	14	-	165	-
Purchases of short-term investments	(81)	(134)	(118)	(134)
Proceeds on divestitures	-	2	13	2
Other	(2)	-	(2)	(16)
Cash used in investing activities of continuing operations	(101)	(152)	(596)	(169)
Cash provided by investing activities of discontinued operations	-	4	929	81
Financing activities
Repayment of long-term debt	(1)	-	(8)	(1)
Decrease in deferred revenue and other long-term obligations	1	-	1	(9)
Payment of cash dividends	-	(4)	(3)	(10)
Issuance of shares	5	5	15	24
Repurchase of shares	-	-	(441)	-
Cash provided by (used in) financing activities of continuing operations	5	1	(436)	4
Cash used in financing activities of discontinued operations	-	(1)	(2)	(9)
Effect of foreign exchange rate changes on cash and cash equivalents	10	(10)	14	7
Decrease in cash and cash equivalents during the period	(77)	(145)	(29)	(48)
Cash and cash equivalents, beginning of period	301	321	253	224
Cash and cash equivalents, end of period	$224	$176	$224	$176
See accompanying notes Notes to Unaudited Consolidated Financial Statements [All tabular amounts in millions of US Dollars, except where noted]
1.	Basis of Presentation

These interim consolidated financial statements of MDS Inc. (MDS or the Company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application as the Company’s consolidated financial statements for the year ended October 31, 2006, except as described in Note 3.  Under GAAP, additional disclosures are required in the annual financial statements and accordingly, these interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2006 and the accompanying notes on pages 32 to 63 of the Company’s annual report.

Prior year amounts have been revised to reflect the results of discontinued operations.

2.	Reporting Currency

The Company has historically prepared its consolidated financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles (GAAP).  Effective November 1, 2006, the Company adopted the United States (US) dollar as the reporting currency for presentation of its consolidated financial statements.  A significant portion of revenues, expenses and assets and liabilities are denominated in US dollars and the international focus of the Company’s sales and operations is continuing to increase; consequently, the Company believes that investors will gain a better understanding of the operating results when presented in US dollars.  The Company will continue to report its financial results for fiscal 2007 in accordance with Canadian GAAP.  In accordance with Canadian generally accepted accounting principles, the Company is required to restate all amounts presented in US dollars, using the current rate method whereby all revenues, expenses and cash flows for each year (or period) are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year or period.  All resulting exchange differences are reported as a separate component of shareholders’ equity.  The functional currency of each of the Company’s operations is unchanged.  Assets and liabilities of the Company’s operations having a functional currency other than US dollars are translated into US dollars using the exchange rate in effect at the end of the period, and revenues and expenses are translated at the average rate during the period.

As a result of the change in the reporting currency, the Company recorded a cumulative translation adjustment balance of $347 million as at October 31, 2006.

All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.

3.	Changes in Accounting Policies

The Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Sections 1530, “Comprehensive Income”; 3855, “Financial Instruments – Recognition and Measurement”; 3861, Financial Instruments – Disclosure and Presentation” and 3865, “Hedges” on November 1, 2006.  The adoption of these new standards resulted in changes in the accounting for financial instruments and hedges, as well as the recognition of certain transition adjustments, that have been recorded in opening accumulated comprehensive income as described below. The comparative interim consolidated financial statements have not been restated.  With the adoption of these standards, the Company’s accounting for financial instruments is now largely harmonized with US GAAP for this area.  The principal changes in the accounting for financial instruments and hedges due to the adoption of these accounting standards are described below.

(a)	Comprehensive Income
Comprehensive income is composed of the Company’s net income and other comprehensive income.  Other comprehensive income includes unrealized exchange gains and losses on translation of self-sustaining foreign operations, translation gains and losses resulting from the application of US dollar reporting, unrealized gains and losses on translation of debt designated as a hedge, and changes in the fair market value of derivative instruments designated as cash flow hedges, net of applicable income taxes.  The components of comprehensive income are disclosed in the consolidated statement of comprehensive income.

(b)	Financial Assets and Financial Liabilities
Under the new standards, all financial instruments are classified into one of the following five categories:  held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are included on the consolidated statement of financial position and are measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost.  Held for trading financial investments are recorded at cost as they are initiated and are subsequently measured at fair value and all gains and losses are included in net income in the period in which they arise.  Available-for-sale financial instruments are also initially recorded at cost and are subsequently measured at fair value with revaluation gains and losses included in other comprehensive income until the instrument is disposed, derecognized, or impaired.   As a result of the adoption of these standards, the Company has classified its cash and cash equivalents as held-for-trading.  Short-term investments are classified as available-for-sale investments.   Accounts receivable, and long-term note receivables are classified as loans and receivables.  The financial instrument pledged as security on long-term debt is classified as a held-to-maturity investment.  Accounts payable, long-term debt and capital lease obligations have been classified as other financial liabilities, all of which are measured at amortized cost.

(c)	Derivatives and Hedge Accounting

Derivatives
All derivative instruments, including embedded derivatives, are recorded in the statement of financial position at fair value unless exempted from derivative treatment as a normal purchase and sale.  All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case the changes in fair value associated with the effective portions of the hedge is recorded in other comprehensive income.  The Company has elected to apply this accounting treatment for all embedded derivatives in host contracts entered into on or after November 1, 2003.  The impact of the change in the accounting policy related to embedded derivatives was not material.

Hedge Accounting
At the inception of a hedging relationship, the Company documents the relationship between the hedging instrument and the hedged item, as well as the risk management objectives and strategy for undertaking various hedge transactions.  This process includes linking all derivatives to specific assets and liabilities on the consolidated statement of financial position or to specific firm commitments or forecasted transactions. The Company also assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used are effective in offsetting changes in fair values or cash flows of hedged items.

Under the previous standards, derivatives that met the requirements for hedge accounting were generally accounted for on an accrual basis.  Under the new standards, all derivatives are recorded at fair value.

All gains and losses from changes in the fair value of derivatives not designated as a part of a hedging relationship are recognized in the statement of income.  These gains and losses are reported in other income (expense).

When derivatives are designated as hedges, the Company classifies them either as: (i) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (iii) hedges of net investments in a foreign operation (net investment hedges).

Cash flow hedge
The Company operates globally, which gives rise to risks that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates.  The Company enters into foreign currency forward contracts and foreign currency option contracts to hedge foreign exchange exposures on anticipated sales.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income.  Any gain or loss in fair value relating to the ineffective portion is recognized immediately in the statement of income in other income (expense).

Amounts accumulated in other comprehensive income are reclassified to the statement of income in the period in which the hedged item affects income.  When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income as long as the forecasted transaction is still probable of occurring and would be recognized in the statement of income in the period the hedged transaction impacts income.  When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the statement of income.  Upon adoption of the new standards, the Company recorded a net increase in derivatives assets included in accounts receivables of $1 million designated as cash flow hedges and an increase of $1 million pre-tax in accumulated other comprehensive income.

Net investment hedges
Hedges of net investments in foreign operations are accounted for in a manner that is similar to cash flow hedges.  Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income.  The gain or loss relating to the ineffective portion is recognized immediately in the statement of income.  Gains and losses accumulated in other comprehensive income are included in the statement of income upon the repatriation, reduction or disposal of the investment in the foreign operation.  The adoption of the new standards resulted in the reclassification of $347 million previously recorded in the foreign currency translation adjustment account to opening accumulated comprehensive income.

The carrying value, which equals the fair value of financial assets and liabilities as at
July 31, 2007 is summarized as follows:
Classification
Held-for-trading	$224
Held-to-maturity	42
Loans and receivables	383
Available-for-sale	90
Other liabilities	$797

(d)	Measurement Uncertainty
To determine the assets held for sale related to those operations classified as discontinued operations, we are required to make estimates and assumptions that affect the reported amounts of these assets and liabilities and, therefore, these amounts are subject to measurement uncertainty.

(e)           Future Changes in Accounting Policies
Capital Disclosures
The CICA issued a new accounting standard, Section 1535 – Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital.  This new standard is effective for the Company beginning November 1, 2007.

Financial Instruments
The CICA issued two new accounting standards, Section 3862 – Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation, which apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  The Company intends to adopt these new standards effective November 1, 2007.

Accounting for Transaction Costs of Financial Instruments Classified Other than as Held for Trading
On June 1, 2007, the EIC issued EIC-166, Accounting Policy Choice for Transaction Costs, which allows an entity the accounting policy choice of recognizing all transaction costs in net income or adding to the initial carrying cost those transaction costs that are directly attributable to the acquisition or issue of the financial instrument for all similar financial instruments other than those classified as held for trading.  The guidance is effective beginning November 1, 2007.  The new guidance is not expected to have a material effect on the financial position or earnings of the Company.

4.	Accumulated Other Comprehensive Income

The accumulated balances related to each component of other comprehensive income, net of income taxes are as follows:
As at July 31, 2007
Accumulated other comprehensive income, net of income taxes
Unrealized gains on derivatives designated as cash flow hedges	$2
Unrealized gains on translation of debt designated as a hedge	129
Foreign currency translation (losses) on self-sustaining foreign operations	(176)
Unrealized gain on translation resulting from the application of US dollar reporting	394
Accumulated other comprehensive income balance as at July 31, 2007	$349

Income tax liabilities related to the above components of accumulated other comprehensive income for unrealized gains on derivatives designated as cash flow hedges and unrealized gains  on translation of debt designated as a hedge are $2 million and $24 million, respectively.

5.	Share Capital and Stock Options
The following table summarizes information on share capital and stock options and related matters as at July 31, 2007:
(number of shares in thousands)	Number	Amount
Common shares
Balance as at October 31, 2006	144,319	$572
Issued during the period	1,051	18
Repurchased during the period	(22,831)	(91)
Balance as at July 31, 2007	122,539	$499

During the second quarter, the Company repurchased and cancelled 22,831 Common shares, under the terms of a substantial issuer bid.  In the financial statement for the second quarter the share capital reduction associated with the share repurchase was incorrectly reported using the average exchange rate for April instead of the weighted average historic rate applicable to share capital.  Correction of this reporting error resulted in an increase in US dollar reported share capital of $32 million and a corresponding reduction in other comprehensive income translation gains resulting from the application of US dollar reporting.

(number of shares in thousands)	Number	Average Exercise Price
Stock options
Balance as at October 31, 2006	5,850	C$	18.76
Activity during the period:
Granted	1,223	C$	21.73
Exercised	(942)	C$	16.45
Cancelled or forfeited	(517)	C$	20.34
Balance as at July 31, 2007	5,614	C$	19.65

There were 3,266 stock options exercisable as at July 31, 2007.

6.	Acquisition of Molecular Devices Corporation

On March 20, 2007, the Company completed a tender offer which resulted in MDS acquiring 100% of the shares of Molecular Devices Corporation (MD), a California-based company with global operations.  MD designs, develops, manufactures, sells and services bioanalytical measurement systems that accelerate and improve drug discovery and other life sciences research.  The Company acquired MD primarily to add their leading-edge products to those of MDS Sciex to strengthen MDS’s position as one of the top global providers of analytical instrumentation and related products marketed to life sciences customers.
The operations for this acquisition are reported within the results of the Company’s newly formed MDS Analytical Technologies segment (which combines MD with the previous Instruments segment) in the consolidated financial statements from the acquisition date.

The aggregate purchase consideration (net of cash acquired of $21 million) was approximately $601 million paid in cash from existing cash on hand.  Included in the consideration is the cash cost of $27 million to settle all outstanding in-the-money options of MD at the closing date of the acquisition.  Direct and incremental third party acquisition costs associated with the acquisition were approximately $8 million.

The acquisition has been accounted for as a purchase in accordance with CICA Handbook Section 1581 “Business Combinations” and the Company has accordingly allocated the purchase price of the acquisition based upon the preliminary fair values of the assets acquired and liabilities assumed. During the quarter, the Company revised the allocation of the purchase price.  The impact of the revision was to decrease net tangible assets acquired by $35 million, increase developed technology by $50 million, decrease in-process research and development by $11 million, and decrease goodwill by $6 million.  The purchase price and related allocations have not been finalized and may be revised as a result of adjustments made to the purchase price as additional information becomes available regarding liabilities incurred and revisions are made to preliminary estimates of fair values made at the acquisition date.  In connection with determining the fair value of the assets acquired and liabilities assumed, management performed assessments of intangible assets using customary valuation procedures and techniques.

The components of the preliminary purchase price allocation for the acquisition cost of MD are as follows:
Consideration and acquisition costs:
Cash and payments, net of cash acquired	$593
Transaction costs	8

Net consideration and acquisition costs	$601

Allocation of purchase price
Net tangible assets acquired	$15
Intangible assets acquired:
Developed technologies	161
Brands	60
Goodwill (non-tax deductible)	365
Total purchase price	$601

The following table summarizes the components of the net tangible assets acquired at fair value:
Inventories	$40
Property, plant and equipment	12
Other assets and liabilities, net	(37)
Net tangible assets acquired	$15

Other assets and liabilities include $26 million of net future tax liabilities. Net tangible assets acquired include a charge of $7 million to eliminate redundant positions and consolidate redundant facilities at MD over the course of the next year.  The developed technologies will be amortized over their estimated lives, which are between five and seven years, while the brands have an indefinite life and are not amortized.

The acquisition of MD has added $6 million of annual commitments related to operating leases and $14 million of inventory purchase commitments in 2007.

7.	Sale of Canadian Diagnostics Business and Discontinued Operations

In 2005, The Board of Directors of the Company approved a strategic plan to focus the Company on its life sciences businesses and to close or divest of businesses that were not strategic to this plan.   As a result, the Company had reclassified its Canadian diagnostics business as discontinued operations.

On February 26, 2007, the Company completed the sale of its Canadian diagnostic services business to Borealis Infrastructure Management Inc. for gross proceeds of C$1.325 billion.  The sale was structured as an asset purchase transaction and after provision for taxes, expenses and amounts attributable to minority interests, resulted in net proceeds of US$988 million comprising $929 million in cash and $65 million in an unconditional non-interest bearing note payable in March 2009.  This note was recorded at an effective interest rate of 4.4% and had a book value of $59 million.  Included in income from discontinued operations, the Company recorded a net gain of US$791 million on the transaction.

As a result of the sale, MDS sold $84 million in net assets consisting of:
Accounts receivable	$31
Property, plant and equipment	27
Long-term investments and other	18
Goodwill	57
Accounts payable and accrued liabilities	(25)
Long-term debt and other long-term obligations	(24)
Net assets	$84

The results of discontinued operations in the quarter and the nine-months ended July 31 were as follows:
Three months to July 31		Nine months to July 31
2007	2006	2007	2006

Net revenues	$-	$82	$95	$280
Cost of revenues	-	(49)	(57)	(180)
Selling, general and administration	-	(11)	(15)	(38)
Depreciation and amortization	-	(2)	-	(7)
Restructuring charges	-	-	-	(1)
Equity earnings	-	1	1	2
Operating income	-	21	24	56
Gain on sale of discontinued operations	(1)	-	904	24
Dividend and interest income	-	-	1	1
Income taxes	-	(3)	(117)	(9)
Minority interest – net of tax	-	(2)	(4)	(7)
Income (loss) from discontinued operations – net of tax	$(1)	$16	$808	$65
Basic earnings per share	$(0.01)	$0.11	$5.99	$0.45
Diluted earnings per share	$(0.01)	$0.11	$5.98	$0.45

The results from discontinued operations for 2007 reflect only the Canadian diagnostic services business.  The results from discontinued operations for 2006 include results from the Canadian diagnostic services business and certain small MDS Pharma Services businesses discontinued in 2005.  In accordance with Section 3475 of the CICA Handbook, long-lived assets classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.

Assets held for sale and liabilities related to assets held for sale comprised:
	As at July 31	As at October 31
	2007	2006
Assets held for sale
Accounts receivable	$-	$31
Inventories	-	3
Prepaid expenses and other	-	3
Property, plant and equipment	-	28
Future tax asset	-	63
Long-term investments and other	1	13
Goodwill	-	54
Intangibles	-	1
Total assets held for sale	1	196
Less: Current assets held for sale[1]	(1)	(196)
Long-term assets held for sale	$-	$-

Liabilities related to assets held for sale
Accounts payable and accrued liabilities	$-	$33
Income taxes payable	-	-
Long-term debt	-	4
Other long-term obligations	-	6
Future tax liabilities	-	55
Minority interest	-	16
Total liabilities related to assets held for sale	-	114
Less: Current liabilities related to assets held for sale[1]	-	(114)
Long-term liabilities related to assets held for sale	$-	$-
1Assets held for sale and liabilities related to assets held for sale have been classified as current as the Company had signed agreements where such assets were expected to be disposed of within one year.

8.	Research and Development

	Three months to July 31		Nine months to July 31
	2007	2006	2007	2006
Gross expenditures	$21	$13	$50	$38
Investment tax credits	(1)	(1)	(3)	(6)
Recoveries from partners	(6)	(5)	(17)	(17)
Development costs deferred	(5)	(2)	(9)	(4)
Research and development expense	$9	$5	$21	$11

For the three months ended July 31, 2007 depreciation and amortization includes $2 million (2006 - $2 million) related to equipment used for research and development, and $2 million from amortization of deferred development costs (2006 - $1 million).   For the nine months ended July 31, 2007 depreciation and amortization includes $4 million (2006 - $5 million) related to equipment used for research and development and $5 million (2006 - $4 million) from amortization of deferred development costs.

9.	Restructuring

An analysis of the activity in the provision through July 31, 2007 is as follows:
	Restructuring Charge	Cumulative drawdowns		Provision Balance at July 31, 2007
		Cash	Non-cash
2005:
Workforce reductions	$34	$(32)	$(1)	$1
Equipment and other asset write-downs – adjustment	7	-	(7)	-
Contract cancellation charges	10	(2)	(8)	-
	$51	$(34)	$(16)	$1
2006:
Workforce reductions	$1	$(1)	$-	$-
Contract cancellation charges	(8)	(1)	9
	$(7)	$(2)	$9	$-
2007:
Workforce reductions	$21	$(8)	$(1)	$12
Equipment and other asset write-downs	5	-	(3)	2
Contract cancellation charges	5	(5)	-	-
Other	13	(6)	(3)	4
	$44	$(19)	$(7)	$18
				$19

During the quarter ended April 30, 2007, management of the Company approved a restructuring plan designed principally to improve the profitability of MDS Pharma Services.  The Company recorded a restructuring provision of $28 million in the second quarter including $17 million for severance, $5 million to reduce the carrying value of certain assets and $6 million for other costs.  During the three months ended July 31, 2007, the Company utilized $5 million of this provision.

10.	Earnings Per Share

(a)	Dilution
	Three months to July 31		Nine months to July 31
(number of shares in millions)	2007	2006	2007	2006
Weighted average number of Common shares outstanding – basic	123	143	135	143
Impact of stock options assumed exercised	-	1	-	1
Weighted average number of Common shares outstanding – diluted	123	144	135	144

(b)	Pro-Forma Impact of Stock-Based Compensation
Compensation expense related to the fair value of stock options granted prior to November 1, 2003 is excluded from the determination of net income and is, instead, calculated and disclosed on a pro-forma basis in the notes to the consolidated financial statements.  Compensation expense for purposes of these pro-forma disclosures is determined in accordance with a methodology prescribed in CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”.  The Company used the Black-Scholes option valuation model to estimate the fair value of options granted.

For purposes of these pro-forma disclosures, the Company's net income and basic and diluted earnings per share would have been:
	Three months to July 31		Nine months to July 31
	2007	2006	2007	2006
Net income	$7	$19	$757	$80
Compensation expense for options granted prior to November 1, 2003	-	-	(1)	(2)
Net income – pro-forma	$7	$19	$756	$78

Pro-forma basic earnings per share	$0.06	$0.13	$5.61	$0.55
Pro-forma diluted earnings per share	$0.06	$0.13	$5.59	$0.54

(c)	Stock Options
During the quarter, the Company granted 883,600 options (2006 – 25,600) at an average exercise price of C$21.77 (2006 - C$20.96). These options have a fair value determined using the Black-Scholes model of C$4.44 per share (2006 - C$4.10) based on the following assumptions:
	2007	2006
Risk-free interest rate	3.9%	3.9%
Expected dividend yield	0.0%	0.7%
Expected volatility	0.21	0.23
Expected time to exercise (years)	3.17	3.25

Of the stock options issued during the third quarter, 100,000 are performance contingent options that vest if the ten-day simple average share price on the Toronto Stock Exchange reaches $25 within two years of the grant date.

11.	Other Income (Expense) - Net

	Three months to July 31		Nine months to July 31
	2007	2006	2007	2006
Write-down of other long-term assets	$-	$-	$-	$(1)
Write-down of investments	-	-	(6)	-
Gain on sale of investment	-	2	2	2
Loss on sale of Hamburg clinic	-	-	(4)	-
Gain on sale of business	-	-	1	-
Acquisition integration costs	(1)	-	(2)	-
FDA Provision	-	-	(61)	-
Unrealized gain (loss) on interest rate swaps	(1)	-	(1)	(2)
MAPLE settlement	-	-	3	(9)
Insurance settlement	-	3	-	3
Other income (expense) - net	$(2)	$5	$(68)	$(7)

12.	Post-Employment Obligations

The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees.  All defined benefit pension plans sponsored by the Company are funded plans.  Other post-employment benefits are unfunded.  During 2005, the Company amended the terms of certain post-employment plans such that effective January 1, 2008, and subject to certain transitional conditions, newly retired employees will no longer be entitled to extended health care benefits.

The post-employment obligation expense for the quarter was nil (2006 - nil) and $1 million (2006 - $1 million) for the nine months.

13.	Supplementary Cash Flow Information

Non-cash items affecting net income comprise:
	Three months to July 31		Nine months to July 31
	2007	2006	2007	2006
Depreciation and amortization	$28	$16	$65	$45
Stock option compensation	1		2	3
Deferred revenue	(1)	(1)	(3)	(6)
Future income taxes	-	(4)	46	(13)
Equity earnings – net of distribution	-	1	-	8
Write-down of MAPLE assets	-	-	-	9
Write-down of investments	-	-	6	-
Loss on sale of Hamburg clinic	-	(2)	4	(2)
Equipment and other asset write-downs	1	-	6	-
Gain on sale of investment	-	-	(2)	-
Amortization of purchase price adjustments	10	-	12	-
Other	2	7	-	5
	$41	$17	$136	$49

Changes in non-cash working capital balances relating to operations include:
	Three months to July 31		Nine months to July 31
	2007	2006	2007	2006
Accounts receivable	$(24)	$2	$(9)	$(2)
Unbilled revenue	1	(40)	12	(69)
Inventories	(4)	7	(10)	45
Prepaid expenses and other	(2)	(6)	8	(11)
Accounts payable and deferred revenue	(17)	13	32	(41)
Income taxes	5	-	(4)	1
	$(41)	$(24)	$29	$(77)

14.	Segmented Information

				Three months to July 31, 2007
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Net revenues	$118	$76	$127	$-	$321
Cost of revenues	(82)	(39)	(71)	-	(192)
Selling, general and administration	(32)	(13)	(22)	(7)	(74)
Research and development	-	(1)	(8)	-	(9)
Depreciation and amortization	(8)	(4)	(15)	(1)	(28)
Restructuring charges - net	(1)	-	-	(2)	(3)
Other income (expense) - net	-	-	(1)	(1)	(2)
Equity earnings (loss)	-	-	-	-	-
Operating income (loss)	$(5)	$19	$10	$(11)	$13

Total assets	$838	$699	$877	$420	$2,834

Capital expenditures	$21	$3	$3	$1	$28

				Three months to July 31, 2006
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Net revenues	$113	$79	$66	$-	$258
Cost of revenues	(93)	(40)	(41)	-	(174)
Selling, general and administration	(33)	(13)	(6)	(9)	(61)
Research and development	-	(1)	(4)	-	(5)
Depreciation and amortization	(7)	(4)	(5)	-	(16)
Restructuring charges - net	(1)	-	-	(1)	(2)
Other income (expense) - net	5	-	-	-	5
Equity earnings (loss)	-	-	-	-	-
Operating income (loss)	$(16)	$21	$10	$(10)	$5

Total assets	$805	$640	$181	$694	$2,320

Capital expenditures	$12	$-	$2	$3	$17

				Nine months to July 31, 2007
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Net revenues	$354	$213	$277	$-	$844
Cost of revenues	(248)	(110)	(158)	-	(516)
Selling, general and administration	(98)	(36)	(41)	(19)	(194)
Research and development	-	(2)	(19)	-	(21)
Depreciation and amortization	(26)	(10)	(27)	(2)	(65)
Restructuring charges - net	(35)	-	-	(9)	(44)
Other income (expense) - net	(65)	4	(2)	(5)	(68)
Equity earnings (loss)	-	-	-	-	-
Operating income (loss)	$(118)	$59	$30	$(35)	$(64)

Capital expenditures	$28	$5	$8	$4	$45

				Nine months to July 31, 2006
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Net revenues	$337	$221	$184	$-	$742
Cost of revenues	(252)	(111)	(112)	-	(475)
Selling, general and administration	(91)	(37)	(13)	(25)	(166)
Research and development	-	(2)	(9)	-	(11)
Depreciation and amortization	(21)	(11)	(13)	-	(45)
Restructuring charges - net	(1)	-	-	(3)	(4)
Other income (expense) - net	5	(9)	-	(3)	(7)
Equity earnings (loss)	(1)	-	-	(3)	(4)
Operating income (loss)	$(24)	$51	$37	$(34)	$30

Capital expenditures	$26	$-	$5	$8	$39

15.	Financial Instruments

The carrying amounts and fair values for all derivative financial instruments are as follows:
	As at July 31		As at July 31
	2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Asset (liability) position:
Currency forward and option - asset	$4	$4	$1	$4
Currency forward and option - liabilities	$(2)	$(2)	$(1)	$(1)
Interest rate swap and option contracts	$(3)	$(3)	$(4)	$(4)

As of July 31, 2007 the Company had outstanding foreign exchange contracts in place to sell US$69 million at a weighted average exchange rate of C$1.1339 maturing over the next six months.  The Company also had interest rate swap contracts that convert a notional amount of US$80 million of debt from a fixed to a floating interest rate.

Foreign exchange options and interest rate swaps not eligible for hedge accounting are included in accounts payable and are marked to market each period.

During the quarter, the Company de-designated $70 million of the US dollar debt from being a hedge of its US net investment, and entered into foreign exchange contracts to lock in the exchange rate the Company would pay to buy the US dollars required to make the scheduled December debt payments.  Gains and losses on the foreign exchange contracts and on this portion of the US dollar denominated debt are offsetting in the income statement.

16.	Income Taxes

A reconciliation of expected income taxes to the reported income tax recovery is provided below.  The Company’s tax recovery for the quarter was lower than expected as portions of the restructuring charge related to foreign jurisdictions where full valuation allowances have been recorded against existing tax assets. In addition, the Company was unable to recognize any tax benefit on the Hamburg clinic loss or valuation provision.

Three months to July 31
	2007	2006
Expected income tax expense (recovery) at MDS’s 35% (2006 – 35%) statutory rate	$4	$2
Increase (decrease) to taxes expense as a result of:	(1)	-
Foreign tax losses not previously recognized
Reported income tax expense (recovery)	$3	$2

17.	Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP.  The principles adopted in these financial statements conform in all material respects to those of US GAAP except as summarized below.  Significant differences between Canadian and US GAAP would have the following effect on net income of the Company:
	Three months to July 31		Nine months to July 31
	2007	2006	2007	2006
Net income (loss) from continuing operations in accordance with Canadian GAAP	$8	$3	$(51)	$15
US GAAP adjustments:
Deferred development costs	(7)	(3)	(9)	(3)
Deferred development cost amortization	5	-	8	-
Reduction in income tax expense arising from GAAP adjustments	3	-	3	-
Net income (loss) from continuing operations in accordance with US GAAP	9	-	(49)	12
Income from discontinued operations in accordance with Canadian and US GAAP – net of tax	(1)	16	808	65
Net income in accordance with US GAAP	$8	$16	$759	$77

Basic earnings (loss) per share in accordance with US GAAP
- from continuing operations	$0.07	$0.0	$(0.36)	$0.08
- from discontinued operations	(0.01)	0.11	5.99	0.46
Basic earnings per share	$0.06	$0.11	$5.63	$0.54

Diluted earnings (loss) per share in accordance with US GAAP
- from continuing operations	$0.07	$0.0	$(0.36)	$0.08
- from discontinued operations	(0.01)	0.11	5.98	0.45
Diluted earnings per share	$0.06	$0.11	$5.62	$0.53
During the quarter, as a result of updating management’s preliminary valuation of acquired intangibles, the Company determined that amounts previously identified as in-process research and development costs for US GAAP purposes had nil value.  Accordingly, net income under US GAAP for 2007 has been increased by $6 million.

18.	Comparative Figures

All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.  Certain figures for the previous period have been reclassified to conform to the current period’s financial statement presentation.  In addition, segmented information for 2006 has been revised to reflect the discontinued operations reported.